UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: March 2017

Commission File Number: 001- 37413

Concordia International Corp.
(Translation of registrant’s name into English)

277 Lakeshore Road East, Suite 302
Oakville, Ontario
L6J 1H9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 15, 2017, Concordia International Corp. (“Concordia”) issued a press release announcing the release of its fourth quarter and fiscal 2016 results. In conjunction with this announcement Concordia is filing the following exhibit:
Exhibit 99.1     Press release of Concordia International Corp. dated March 15, 2017.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia International Corp.

By:	/s/ Edward Borkowski
	Name:	Edward Borkowski
	Title:	Chief Financial Officer

Date: March 15, 2017

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release of Concordia International Corp. dated March 15, 2017.